October 23, 2009

Steve Wolosky
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Adaptec, Inc. ("Adaptec" or "the Company")**
> **Definitive Additional Materials**
> **Filed October 8, 2009, October 9, 2009, October 13, 2009, and**
> **October 16, 2009 by Steel Partners II, L.P., et al.**
> **File No. 000-15071**

Dear Mr. Wolosky:

We have reviewed your response letter, and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 16, 2009.

1.   We note your response to comment 1 that a financial advisor "ultimately recommended that the Company pursue a separation transaction whereby the operations of Adaptec would be sold in an asset sale." However, we also note disclosure in the Company's additional soliciting material filed on October 21, 2009 that the financial advisor "has not yet issued a formal recommendation" regarding the company's course of action. It also appears that the Company disputes your statement that Glass Lewis stated that the "Company's poor financial results and underperformance warrant a change to the Adaptec Board and/or management team" as you disclosed in the press release filed on October 13, 2009. Please provide us with supplemental material that provides support for these statements.

2.   We note your response to comment 2 that you will clarify that the calculation of Adaptec's total operating losses and research and development expenses are from the time Mr. Sundaresh joined Adaptec in May 25, 2005 and not when Mr. Sundaresh became CEO. It appears that the following statements in your soliciting material may need to be revised.

- "Since Mr. Sundaresh became CEO, the Company has spent over $200 million in R&D…"

- Adaptec "has lost money from operations every year since Mr. Sundaresh became CEO, with $270 million of total losses from operations…"

Further, it still appears that your calculations of $270 million of total losses from operations and over $200 million in R&D expenses are inaccurate as they include amounts in fiscal year 2005 and much of the first quarter in 2006 which is prior to Mr. Sundaresh joining the company. We note that Mr. Sundaresh joined the company in fiscal year 2006, and not in fiscal year 2005 as you state in your response letter dated October 7, 2009. Please advise.

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Please direct any questions to Jan Woo at (202) 551-3453. You may also contact me at (202) 551-3444 or Christina Chalk at (202) 551-3263 if you need further assistance. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions